SHIP LOGO  VANGUARD(R)

                                                 P.O. Box 2600 Valley Forge,
                                                 PA 19482-2600

                                                 610-503-2398
                                                 Barry_A_Mendelson@vanguard.com


April 22, 2008


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission         via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD EXPLORER FUND
         FILE NO. 811-1530


Dear Mr. Sandoe,

         The following responds to your comments of April 14, 2008 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 81 that was filed on February 26, 2008.

     COMMENT: On page 37 of the prospectus, under the heading "Low Balance Accounts," you state that the fund reserves the right to liquidate any account whose balance falls below the minimum initial investment amount. Please clarify that this is not the case for Admiral shareholders.

     RESPONSE: The sentence will be rewritten to add clarifying language, as follows (new language is capitalized): "The Fund reserves the right, without prior notice, to liquidate any investment-only retirement-plan fund account or any nonretirement fund account whose balance falls below the INVESTOR SHARES minimum initial investment for any reason, including market fluctuation." We will make conforming changes to prospectuses of other Vanguard funds over the summer.


               *        *        *       *        *        *        *        *

     COMMENT: TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Funds acknowledge that:

                o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,



Barry A. Mendelson
Principal
The Vanguard Group, Inc.

Enclosures

cc: Christian Sandoe, Esq.
U.S. Securities and Exchange Commission